August 10, 2015

VIA EDGAR

Michael Clampitt, Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:                             Green Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 3, 2015
File No. 333-205495

Dear Mr. Clampitt:

On behalf of Green Bancorp, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 6, 2015 (the “Comment Letter”), relating to the Amendment No. 1 to Registration Statement on Form S-4, filed by the Company with the Commission on August 3, 2015 (File No. 333-205495).

In connection with this response to the Comment Letter, the Company is contemporaneously filing an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Registration Statement. References herein to page numbers are to page numbers in the Amended Registration Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

Also enclosed, for the convenience of the Staff, are copies of the Amended Registration Statement which are marked to show changes from the relevant portions of the Amendment No. 1 to Registration Statement on Form S-4.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 30

1.                                      We acknowledge your response to comment 6. You stated in your response that you had not completed the fair value of the loans to be acquired in the merger and that as a result, there could be different adjustments to the carrying value of loans acquired after the merger is completed. Please disclose that you have completed a review of approximately 70% of the Patriot loan portfolio and that the loan due diligence focused on a preliminary risk rating determination, estimated loss expectations on loans preliminarily determined to be potentially deemed purchased credit impaired (“PCI”) on the acquisition date, and a preliminary estimate of

Mr. Clampitt

August 10, 2015

potential inherent losses in the non-PCI loan portfolio as you indicated in response to our comment.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 29 of the Amended Registration Statement.

2.                                      Please disclose how you determined the preliminary risk rating, the estimated loss expectations on loans preliminary determined to be potentially deemed purchase credit impaired and the preliminary estimate of potential inherent losses in the non-PCI loan portfolio. Please also disclose any relevant assumptions involved in this process and for the 30% of the loan portfolio for which you have not completed due diligence.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 29 of the Amended Registration Statement.

3.                                      We acknowledge your response to comment 7. Please disclose the accretion of the loan discount from the interest rate fair value adjustment of the loan portfolio and the estimated average life of the loan discount accretion.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment.  Please see “Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 29 of the Amended Registration Statement.

4.                                      We acknowledge your response to comment 7. Please disclose the amortization of the deposits premium from the interest rate fair value adjustment of the certificates of deposits and other time deposits and the estimated average life of the deposit premium amortization.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 29 of the Amended Registration Statement.

5.                                      Please update the proforma adjustment to the provision for income taxes and your deferred income taxes for the impact of all of your proforma adjustments.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 29 of the Amended Registration Statement.

Mr. Clampitt

August 10, 2015

In connection with the Amended Registration Statement, the Company acknowledges in a separate letter requesting acceleration of effectiveness that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, such person should contact the undersigned at (212) 735-3554 or sven.mickisch@skadden.com.

Very truly yours,

/s/ Sven Mickisch
Sven Mickisch
(212) 735-3554
sven.mickisch@skadden.com

cc: John Durie, Green Bancorp, Inc.